UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

TWFG, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

87318A101
(CUSIP Number)

September 30, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87318A101	13G

1		NAMES OF REPORTING PERSONS Richard F. Bunch III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,556,803 (1)
	6	SHARED VOTING POWER 11,700 (2)
	7	SOLE DISPOSITIVE POWER 34,556,803 (1)
	8	SHARED DISPOSITIVE POWER 11,700 (2)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,568,503 (1)(2)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.0% (3)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)
Includes 320,631 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of TWFG, Inc. (the “Issuer) held by Richard F. Bunch III, 342,362 shares of Class A Common Stock of the Issuer and 33,893,810 shares of Class C Common Stock of the Issuer exchangeable for Class A shares at the election of the Holder held by Bunch Family Holdings LLC.

(2)		11,700 shares of Class A Common Stock of the Issuer held by Mr. Bunch’s sons. Beneficial ownership of these shares of Class A Common Stock have been expressly disclaimed.
(3)
Based on 14,811,874 shares of Class A Common Stock of the Issuer outstanding as of August 26, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2024 and the 33,893,810 shares of Class A Common Stock that would be issuable upon the exchange of the Class C Common Stock held by Bunch Family Holdings LLC.

CUSIP No. 87318A101	13G

1	NAMES OF REPORTING PERSONS Michelle Bunch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,379
	6	SHARED VOTING POWER 11,700 (1)
	7	SOLE DISPOSITIVE POWER 9,379
	8	SHARED DISPOSITIVE POWER 11,700 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,079 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	11,700 shares of Class A Common Stock of the Issuer held by Ms. Bunch’s sons. Beneficial ownership of these shares of Class A Common Stock have been expressly disclaimed.
(2)
Based on 14,811,874 shares of Class A Common Stock of the Issuer outstanding as of August 26, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2024.

CUSIP No. 87318A101	13G

1		NAMES OF REPORTING PERSONS Bunch Family Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,236,172 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,236,172 (1)
	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,236,172 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.3% (1)(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Includes 342,362 shares of Class A Common Stock of the Issuer and 33,893,810 shares of Class C Common Stock of the Issuer exchangeable for Class A shares at the election of the Holder held by Bunch Family Holdings LLC.

(2)
Based on 14,811,874 shares of Class A Common Stock of the Issuer outstanding as of August 26, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2024 and the 33,893,810 shares of exchangeable Class C Common Stock held by Bunch Family Holdings LLC.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is TWFG, Inc. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive offices are located at 1201 Lake Woodlands Drive, Suite 4020, The Woodlands, Texas 77380.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Richard F. Bunch III;

(ii)	Michelle Caroline Bunch; and;

(iii)	Bunch Family Holdings, LLC

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o TWFG, Inc., 1201 Lake Woodlands Drive, Suite 4020, The Woodlands, Texas 77380.

Item 2(c).	CITIZENSHIP:

Richard F. Bunch III is a citizen of the United States. Michelle Caroline Bunch is a citizen of the United States. Bunch Family Holdings is a Texas limited liability company.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”).

Item 2(e).	CUSIP NUMBER:

87318A101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Bunch Family Holdings LLC directly holds 342,362 shares of Class A Common Stock and 33,893,810 shares of Class C Common Stock, which is exchangeable for Class A Common Stock on a one-for-one basis at the election of Bunch Family Holdings LLC. Bunch Family Holdings LLC is the sole beneficial owner of the 34,236,172 shares of Class A Common Stock.

Richard F. Bunch III directly holds 320,631 shares of Class A Common Stock and may be deemed to indirectly beneficially own 11,700 shares of Class A Common Stock held by his sons, the beneficial ownership of which have been expressly disclaimed. As the managing member of Bunch Family Holdings LLC, Mr. Bunch may be deemed the sole beneficial owner of the shares that it beneficially owns. Collectively, Mr. Bunch may be deemed to have sole beneficial ownership of 34,556,803 shares of Class A Common Stock and to have shared beneficial ownership of 11,700 shares of Class A Common Stock for a total of 34,568,503 shares of Class A Common Stock.

Michelle Bunch directly holds 9,379 shares of Class A Common Stock and may be deemed to indirectly beneficially own 11,700 shares of Class A Common Stock held by her sons, the beneficial ownership of which have been expressly disclaimed, for a total of 21,079 shares of Class A Common Stock.

If the Reporting Persons were deemed to be a “group,” such group would be deemed to beneficially own 34,577,882 shares of Class A Common Stock.

Based on 14,811,874 shares of Class A Common Stock of the Issuer outstanding as of August 26, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 30, 2024, plus shares that may be acquired by such Reporting Persons within 60 days,
(i)	Bunch Family Holdings LLC is the beneficial owner of 70.3% of the Class A Common Stock;
(ii)	Mr. Bunch may be deemed to beneficially own 71.0% of the Class A Common Stock;
(iii)	Ms. Bunch may be deemed to beneficially own 0.1% of the Class A Common Stock;
(iv)	The group that may be deemed to be formed by the Reporting Persons may be deemed to beneficially own 71.0% of the Class A Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The securities beneficially owned by Bunch Family Holdings LLC are beneficially owned by Richard F. Bunch III.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The information disclosed in Item 4 is hereby incorporated by reference.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 12, 2024

Bunch Family Holdings LLC

By:	/s/ Richard F. Bunch III
Name:	Richard F. Bunch III
Title:	Managing Member

/s/ Richard F. Bunch III
RICHARD F. BUNCH III

/s/ Michelle Caroline Bunch
MICHELLE CAROLINE BUNCH

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.01 per share, of TWFG, Inc., dated as of November 12, 2024, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: November 12, 2024

Bunch Family Holdings LLC

By:	/s/ Richard F. Bunch III
Name:	Richard F. Bunch III
Title:	Managing Member

/s/ Richard F. Bunch III
RICHARD F. BUNCH III

/s/ Michelle Caroline Bunch
MICHELLE CAROLINE BUNCH